UNITED STATES SECURITIES AND
EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  1)

Molycorp, Inc.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

608753 109
(CUSIP Number)

Jonathan Director, Esq.
Traxys North America LLC
825 Third Avenue, 9th Floor
New York, NY 10022
United States of America
(212) 918-8000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 16, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 608754 109	Schedule 13D	Page 2 of 8

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) TNA Moly Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,480,972
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,480,972
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,480,972
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 608754 109	Schedule 13D	Page 3 of 8

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Traxys North America LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,480,972
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,480,972
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,480,972
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 608754 109	Schedule 13D	Page 4 of 8

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) T-II Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Anguilla
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,480,972
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,480,972
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,480,972
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON (See Instructions) PN

AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1 to Schedule 13D (this “Amendment”) is being filed with the Securities and Exchange Commission (the “SEC”) on behalf of TNA Moly Group LLC, a Delaware limited liability company (“TNA”), Traxys North America LLC, a Delaware limited liability company (“Traxys”) and T-II Holdings LLC, an Anguilla limited liability company (“T-II”) which indirectly controls Traxys by owning the equity interests in the holding company which is the parent company of Traxys.  TNA, Traxys and T-II comprise the “Reporting Persons.”  This Amendment relates to the beneficial ownership of Common Stock, $0.001 par value per share (the “Common Stock ”) of Molycorp, Inc. (the “Company”).  This Amendment modifies the original Schedule 13D filed on August 16, 2010.

Item 4.                      Purpose of Transaction.

Item 4 of the Schedule 13D is amended and supplemented to add the following information:

Pursuant to the terms of the Registration Rights Agreement, the Company filed a registration statement on Form S-1 (SEC File No. 333-171827), as amended, with the SEC on January 24, 2011 to register the resale of the shares of Common Stock of the Company held by the Reporting Persons and to permit the Reporting Persons to resell their shares of Common stock in an underwritten public offering (the “Selling Stockholder Offering”).  TNA sold a total of 2,339,028 shares of the Company’s Common Stock on February 16, 2011 pursuant to the prospectus, dated February 10, 2011.

In connection with the Selling Stockholder Offering, the Company entered into an Underwriting Agreement, dated February 10, 2011 (the “Underwriting Agreement”), by and among the Company, TNA, certain other stockholders of the Company (together with the Company and TNA, the “Sellers”), J.P. Morgan Securities LLC and Morgan Stanley & Co. Incorporated, acting severally and on behalf of themselves and the several underwriters named in Schedule III thereto (collectively, the “Underwriters”), for the purchase by the Underwriters and the sale by the Sellers of 13,500,000 shares of Common Stock of the Company, in the aggregate, plus an option for the Underwriters to purchase up to 2,025,000 additional shares of the Company’s Common Stock from the Sellers.

Pursuant to the Underwriting Agreement, TNA agreed to sell to the Underwriters 2,339,028 shares of Common Stock of the Company and granted the Underwriters the option to purchase up to an additional 328,198 shares of the Common Stock of the Company.  On February 16, 2011, TNA sold 2,339,028 shares of Common Stock of the Company to the Underwriters pursuant to the Underwriting Agreement.

The price per share at which the shares of Common Stock of the Company were sold to the public in the Selling Stockholder Offering was $50.00.  The purchase price per share at which the Reporting Persons sold their shares of Common Stock of the company to the Underwriters pursuant to the Underwriting Agreement was $47.85.  The Company did not sell any shares of the Common Stock of the company in the Selling Stockholder Offering.  The Company did not receive any of the proceeds of the sale of Common Stock of the Company from the Selling Stockholder Offering.

In connection with the Underwriting Agreement, TNA and certain other stockholders of the Company (collectively, the “Selling Stockholders”),and the Underwriters entered into separate Lock-Up Agreements dated February 10, 2011, (the “Lock-Up Agreements”).  Pursuant to the Lock-Up Agreements, each of the Selling Stockholders has agreed that, without the prior written consent of the Underwriters, it will not during the 90 days following the date of the final prospectus related to the Selling Stockholder Offering, (1) offer , pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or Preferred Stock beneficially owned (as such term is used in Rule 13d-3 of the Securities Exchange Act of 1934, as amended) by the Selling Stockholders, or (2) enter into any swap or offer arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock or Preferred Stock.

CUSIP No. 608754 109	Schedule 13D	Page 6 of 8

The summaries of the Underwriting Agreement and Lock-Up Agreements (collectively, the “Agreements”) in this Amendment do not purport to be complete and are qualified by reference to such Agreements, which are incorporated by reference or filed in Exhibits 10.10 and  10.12.

ITEM 5.  Interest in Securities of the Issuer.

As of February 16, 2011, TNA owns 6,480,972 shares of Common Stock.  Based on the foregoing, TNA may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 7.9% of the issued and outstanding Common Stock of the Company.

As of February 16, 2011, Traxys and T-II may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 7.9% of the issued and outstanding Common Stock of the Company.

T-II may be deemed to be indirectly controlled by Pegasus Capital LLC (“Pegasus Capital”).  Mr. Craig Cogut is the President and managing member of Pegasus Capital and may be deemed to indirectly control T-II.  TNA, Traxys and T-II have relied on the information disclosed in the Amendment No. 2 to Schedule 13D of Pegasus Capital dated February 16, 2011 and do not have independent knowledge of the matters disclosed in such document. Such document is incorporated herein by reference.

Except as described above and in Item 6, none of the Reporting Persons has effected any additional transactions with respect to the Common Stock of the Company during the past 60 days.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The disclosures regarding the Agreements in Item 4 are incorporated herein by reference.

Copies of the Agreements are incorporated by reference or included as Exhibits to this Amendment No. 1, as the case may be, as Exhibits 10.10 and 10.12.

Item 7.  Material to Be Filed as Exhibits.

See the Index of Exhibits.

CUSIP No. 608754 109	Schedule 13D	Page 7 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 18, 2011
T-II HOLDINGS LLC

	By:	/s/ Harry F. Weyher III
Name: Harry F. Weyher III
Title: Chief Financial Officer

TRAXYS NORTH AMERICA LLC

By: T-II Holdings LLC, Member

	By:	/s/ Harry F. Weyher III
Name: Harry F. Weyher III
Title: Chief Financial Officer

TNA MOLY GROUP LLC

By: Traxys North America LLC, Member

	By:	/s/ Harry F. Weyher III
Name: Harry F. Weyher III
Title: Chief Financial Officer

Index of Exhibits.

Exhibit No.	Description
10.10
Agreement Concerning Registration Rights, dated January 25, 2011, by and among Resource Capital Fund IV L.P., Resource Capital Fund V L.P., PP IV Mountain Pass II, LLC, PP IV MP AIV 1, LLC, PP IV MP AIV 2, LLC, PP IV MP AIV 3, LLC, TNA, MP Rare Company LLC, and KMSMITH LLC.

10.11
Underwriting Agreement, dated February 10, 2011, by and among Molycorp, Inc., J.P. Morgan Securities LLC and Morgan Stanley & Co. Incorporated as representatives of the several underwriters named in Schedule III thereto, and the selling stockholders named in Schedule I thereto (incorporated by reference to Exhibit 1.1 to Molycorp, Inc.’s Registration Statement on Form S-1/A (File No. 333-171827) filed with the SEC on February 7, 2011).

10.12
Lock-Up Agreement, dated February 10, 2011, by and among Molycorp, Inc., J.P. Morgan Securities LLC and Morgan Stanley & Co Incorporated, as representatives of the several underwriters named in Schedule III thereto, and TNA.

99.1	Joint Filing Agreement dated August 3, 2010 (incorporated by reference to Schedule 13D of TNA filed with the SEC on August 16, 2010).